UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SD

Specialized Disclosure Report

Axon Enterprise, Inc.

(Exact name of registrant as specified in its charter)

Delaware (State or other jurisdiction of incorporation)	001-16391 (Commission File Number)	86-0741227 (IRS Employer Identification No.)

17800 N. 85th St.

Scottsdale, Arizona 85255

(Address of principal executive offices, including zip code)

Luke S. Larson

(480) 905-2053

(Name and telephone number, including area code, of the

person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

[x]	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2021.

AXON ENTERPRISE, INC.

SPECIALIZED DISCLOSURE ON FORM SD

FOR THE ANNUAL PERIOD ENDED DECEMBER 31, 2021

SECTION 1 – CONFLICT MINERALS DISCLOSURE

SECTION 2 – EXHIBITS

Exhibit 1.01 Conflict Minerals Report

SIGNATURES

AXON ENTERPRISE, INC.

SPECIALIZED DISCLOSURE ON FORM SD

FOR THE ANNUAL PERIOD ENDED DECEMBER 31, 2021

Section 1 – Conflict Minerals Disclosure

Item 1.01	Conflict Minerals Disclosure and Report

Rule 13p-1 under the Securities Exchange Act of 1934, as amended, requires public companies to make certain disclosures if any “conflict minerals,” as defined in paragraph (d)(3) of Form SD, are necessary to the functionality or production of a product that is manufactured or contracted to be manufactured by the company. Conflict minerals include gold, wolframite, cassiterite, columbite-tantalite, tin, tungsten and tantalum. Tin, tungsten, tantalum and gold are essential in the manufacture of a variety of products of Axon Enterprise, Inc. (the “Company”). The Company describes its country of origin inquiry and the due diligence that it exercised on the source and chain of custody of the conflict minerals used in its products in the Conflict Minerals Report attached hereto as Exhibit 1.01. The Conflict Minerals Report is also available on the Company website at htttp://investor.axon.com.

Item 1.02	Exhibit

The Conflict Minerals Report required by Item 1.01 is filed as Exhibit 1.01 to this Form SD.

Section 2 – Exhibits

Item 2.01	Exhibits

Exhibit 1.01 – Conflict Minerals Report as required by Items 1.01 and 1.02 of this Form.

AXON ENTERPRISE, INC.

SPECIALIZED DISCLOSURE ON FORM SD

FOR THE ANNUAL PERIOD ENDED DECEMBER 31, 2021

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

Dated: May 27, 2022	Axon Enterprise, Inc.
	By:	/s/ LUKE S. LARSON
Luke S. Larson
President